Exhibit 99.1
For immediate release

IMI ANNOUNCES THIRD QUARTER RESULTS

Toronto, Ontario (November 11, 2004) --- IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME), a leader in predictive medicine, today announced financial results for the third quarter of fiscal 2004 ended September 30, 2004 (Q3 2004).

"IMI is making solid progress on all of our business plan objectives," said Dr. Brent Norton, President and Chief Executive Officer. "We are continuing to publish and present key findings, most recently at the Canadian Cardiovascular Congress, which strengthens the scientific credibility of our products while raising our profile with the medical community. Additionally, a new paper on our skin sterol technology has just been accepted by the Journal of Clinical Chemistry for publication in January 2005."

Dr. Norton continued, "During the quarter we worked closely with McNeil to brand our cardiovascular products as PREVU* Skin Sterol Test, a complex process that ranged from software enhancements to extended dating on the test kits. Moreover, we shipped additional product to McNeil subsequent to quarter end."

"IMI is building a world class portfolio of predictive medicine technologies," Dr. Norton said. "Our recent bid to acquire IBEX Technologies Inc. reflects our growth focus and will help position IMI to be a significant force in the North American biotech industry and globally, with products that address urgent health needs. We believe our offer, which enables IBEX shareholders to unlock the full value of their company’s assets, will result in an even stronger, more dynamic predictive medicine company and increased shareholder value."

Recent Highlights

Publications and Presentations
New findings presented at the Canadian Cardiovascular Congress on October 25, 2004 confirmed that skin sterol provides new information about heart disease risk in patients on statin drug therapy independent of traditional risk factors. Additionally, this trial provided important new data about skin sterol levels, which were higher in patients with a history of stroke, angina and diabetes. Conversely, blood markers did not positively correlate with prior stroke, angina or diabetes.

During the quarter positive study results for IMI’s breast cancer test were published in the prestigious journal Cancer. The data showed that IMI’s test demonstrated a statistically significant difference between early-stage breast cancer and non-cancerous samples, which demonstrates the test’s effectiveness in identifying early-stage disease

IMI Announces Third Quarter Results	2

PREVU* Skin Sterol Test
McNeil Consumer Healthcare continues its commercialization process, forming plans for the international build-out of PREVU* as well as ongoing marketing and sales initiatives this fall and through 2005. McNeil has exhibited at several major medical conferences, including the Canadian Cardiovascular Congress and the American Heart Association annual conference as the planned rollout of the product begins to the professional medical community. McNeil’s educational newsletter, titled Prediction and Prevention: New Perspectives in Cardiovascular Disease Risk, has recently been made available on IMI’s website.

Patents
In August 2004, IMI learned that two of its U.S. skin sterol patents had been listed as abandoned by the United States Patent and Trademark Office (PTO) for failure to pay maintenance fees. The failure to pay these fees appears to have occurred while management of the files was being transferred between two separate patent agents. IMI and its agents have filed a petition with the PTO for reinstatement of the patents, which is a process that could take several months.

Investor Relations Activities
IMI is continuing to broaden its relationships with the professional investment community in Canada as well as the United States, where the company has engaged The Investor Relations Group (IRG). IRG is increasing investor awareness of IMI by individually and personally introducing IMI and its management to pre-qualified fund managers and analysts. IRG is also working to increase public awareness of IMI through media placement in television, radio, magazine, newspaper and trade media outlets.

Financial Review

For the three months ended September 30, 2004 (Q3 2004), IMI reported a net loss of $1,203,000 or $0.06 per share compared with a loss of $992,174 or $0.05 per share for the quarter ended September 30, 2003 (Q3 2003). For the nine months ended September 30, 2004, IMI reported a net loss of $3,765,000 or $0.18 per share, compared with $2,636,000 or $0.13 per share for the nine months ended September 30, 2003.

In Q2 2004, IMI made its first sales of product to its marketing partner, McNeil Consumer Healthcare. IMI reported no product sales of its skin sterol tests during Q3 2004, however additional product was shipped to McNeil subsequent to quarter end.

As reported in Q2 2004, IMI completed a worldwide licensing agreement with McNeil to sell the company’s cardiovascular products, which have been branded as PREVU* Skin Sterol Test. The upfront cash payments from both the original Canadian agreement and the worldwide agreement have been deferred and are being recognized into income on a straight-line basis over the relative terms of the agreements. Therefore, $76,725 has been reported as license revenue for Q3 2004 compared with $1,725 in Q3 2003.

IMI Announces Third Quarter Results	3

At September 30, 2004 IMI had cash, cash equivalents and short-term investments totaling $6,116,000 ($6,697,000 as at December 31, 2003). Management believes that, based on historic burn rates and the current expectation of revenues from partnering activities and product sales, the company’s cash resources, together with investment tax credits receivable, are sufficient to meet current operating and capital requirements through at least 2005.

Research and development expenditures for the quarter increased by $68,000 to $525,000 from $457,000 in Q3 2003.

The variance for the quarter reflects:
•	A $33,000 increase in spending on clinical trials for skin sterol and cancer to $107,000 from $74,000 during fiscal 2003. This increase is related to a lung cancer trial that commenced in the latter part of 2003. IMI currently has 17 clinical trials ongoing.

•	Increased filing fees on intellectual property, which amounted to $74,000 compared with $17,000 in fiscal 2003. During the quarter IMI filed new patents on skin sterol in numerous European countries.

•	Subcontract research increased by $11,000 as IMI continued to develop new prototypes of the skin sterol technology.

•	Stock-based compensation, which was prospectively adopted in 2003, resulted in non-cash expenses for research of $23,000 in Q3 2004 compared with $22,000 for Q3 2003.

Other development costs remained at fairly constant levels during the period. Total research expenditures for the nine months ended September 30, 2004 and 2003 amounted to $1,872,000 and $1,154,000, respectively.

General and administration expenses for the quarter increased by $267,000 to $791,000 from $524,000 in Q3 2003.

The variance for the quarter reflects:
•	Stock-based compensation for options granted for administration resulted in a non-cash expense of $286,000 for the quarter compared with $3,000 for Q3 2003. This increase was primarily for options granted in Q3 that vest over 12 months pursuant to a consulting contract. It also reflects the cashless exercise of options that were granted prior to the January 1, 2003 adoption of the policy for expensing the fair value of options.

•	A $21,000 increase in professional fees, primarily due to legal fees related to finalizing the global licensing agreement.

•	A $21,000 increase in insurance over Q3 2003. This primarily reflects IMI’s decision to increase its liability insurance coverage following the September 2003 U.S. listing on the American Stock Exchange. However, Q3 2004 U.S. listing costs were nil compared with $61,000 in Q3 2003.

IMI Announces Third Quarter Results	4

•	Annual report, annual meeting and investor relations expenses were higher by $40,000 as a result of additional expenses to improve shareholder communications.

•	Directors’ fees were lower by $17,000 during the quarter compared with Q3 2003 but were comparable for the nine-month periods. The difference is due to the timing of the meetings in 2003.

Total general and administration expenses for the nine months ended September 30, 2004 and 2003 amounted to $2,078,000 and $1,637,000, respectively.

Amortization expenses for equipment and acquired technology for the three months and nine months ended September 30, 2004 amounted to $51,000 and $177,000, respectively. (The nine-month amount comprises $6,000 that was included as an overhead allocation in cost of sales.) This is a decrease of $68,000 and $35,000, respectively, over the corresponding periods in 2003. In Q3 2003, there was a large purchase of equipment that resulted in the extraordinary amortization charge for that quarter. Purchases of equipment to support clinical trials and manufacturing amounted to $16,000 and $167,000 for the three and nine months ended September 30, 2004, respectively.

Interest income amounted to $32,000 for the quarter, compared with $48,000 for Q3 2003, reflecting lower interest rates on invested cash and lower cash balances through most of the quarter.

Conference Call and Webcast

IMI will hold a conference call and webcast to discuss third quarter results on Friday, November 12, 2004 at 10 a.m. ET. To listen to the call, please dial 416-640-4127 or 1-800-814-4853, or visit www.imimedical.com. A rebroadcast of the call will be available until November 19, 2004. Please dial 416-640-1917 or 1-877-289-8525 and enter the passcode 21101081#.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, will be marketed and distributed worldwide by McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause IMI’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of IMI’s products, reliance on third-party manufacturers,

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 the competitiveness of IMI’s products if successfully commercialized, the ability of IMI to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while IMI routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

The following factors related to the business combination of IMI and IBEX could cause actual results to differ materially from the forward-looking statements: lack of Shareholder support for the Offer; the timing of the closing of the transaction, if approved by Shareholders; dilution; the businesses of IMI and IBEX may suffer due to uncertainty prior to completion of the transaction; the business of IMI and IBEX may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; changes in management and organizational structure; and the expected combination benefits from the IMI/IBEX transaction may not be fully realized nor realized within the expected time frame.

Investors should consult IMI’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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Financial statements are attached to this release. The company’s complete third quarter report is available on IMI’s website. For more information, please contact:

Company Contacts: Sarah Borg-Olivier Director, Communications (416) 222-3449 sbolivier@imimedical.com	Ron Hosking Vice President, Finance and CFO (416) 222-3449 rhosking@imimedical.com

U.S. Investor Contact: John Nesbett The Investor Relations Group 212-825-3210 mail@investorrelationsgroup.com

IMI Announces Third Quarter Results	6

IMI International Medical Innovations Inc.
Incorporated under the laws of Canada
Consolidated Balance Sheets
(in Canadian Dollars)
(Unaudited)
As at September 30, 2004 and December 31, 2003

	September 30	December 31
	2004	2003

ASSETS
Current
Cash and cash equivalents	$1,169,612	$61,625
Short-term investments	4,946,356	6,635,135
Prepaid expenses and other receivables	186,873	340,489
Investment tax credits receivable	335,000	180,000

Total current assets	6,637,841	7,217,249

Capital assets, net of accumulated amortization of $557,781 (2003 - $448,182)	460,158	403,205
Acquired technology, net of accumulated amortizationof $761,719 (2003 - $693,684)	385,538	453,573

	$7,483,537	$8,074,027

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	$73,340	$139,435
Accrued liabilities	253,270	403,213

Total current liabilities	326,610	542,648

Deferred revenue	2,987,925	93,100

Total liabilities	3,314,535	635,748

Shareholders' equity
Capital stock	25,384,843	24,780,846
Warrants	204,200	312,200
Deficit	(21,420,041)	(17,654,767)

Total shareholders' equity	4,169,002	7,438,279

	$7,483,537	$8,074,027

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IMI International Medical Innovations Inc.

Consolidated Statements of Loss and Deficit
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003

REVENUE
Product sales	$-	$-	$100,000	$-
License revenue	76,725	1,725	105,175	5,175

	76,725	1,725	205,175	5,175
Cost of sales	-	-	93,464	-

Gross profit	76,725	1,725	111,711	5,175

EXPENSES
Research and development	524,634	456,633	1,872,136	1,154,112
General and administration	790,805	524,109	2,077,508	1,636,957
Amortization	50,743	118,174	171,034	205,575

	1,366,182	1,098,916	4,120,678	2,996,644

RECOVERIES AND OTHER INCOME
Investment tax credits	55,000	56,634	155,000	172,217
Interest	31,549	48,383	88,693	183,342

	86,549	105,017	243,693	355,559

Net loss for the period	(1,202,908)	(992,174)	(3,765,274)	(2,635,910)
Deficit, beginning of period	(20,217,133)	(15,235,792)	(17,654,767)	(13,592,056)

Deficit, end of period	$(21,420,041)	$(16,227,966)	$(21,420,041)	(16,227,966)

Basic and diluted loss per share	$(0.06)	$(0.05)	$(0.18)	$(0.13)

Weighted average number of common shares outstanding	21,270,199	20,924,582	21,265,760	20,884,113

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IMI International Medical Innovations Inc.

Consolidated Statements of Cash Flows (Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003

OPERATING ACTIVITIES
Net loss for the period	$(1,202,908)	$(992,174)	$(3,765,274)	$(2,635,910)
Add items not involving cash
Amortization	50,743	118,174	177,634	205,575
Stock compensation costs included in:
Research and development expense	23,391	21,507	99,460	25,673
General and administrative expense	293,425	3,424	378,569	24,694
Loss on sale of capital asset	-	-	-	5,230

	(835,349)	(849,069)	(3,109,611)	(2,374,738)
Net change in non-cash working capital balances related to operations	(150,007)	93,403	(222,822)	876
Increase (decrease) in deferred revenue	(76,725)	(1,725)	2,894,825	(5,175)

Cash used in operating activities	(1,062,081)	(757,391)	(437,608)	(2,379,037)

INVESTING ACTIVITIES
Short term investments	(9,587)	704,168	1,688,779	2,156,933
Purchase of capital assets	(15,895)	(102,412)	(166,552)	(133,844)

Cash provided by (used in) investing activities	(25,482)	601,756	1,522,227	2,023,089

FINANCING ACTIVITIES
Issuance of capital stock, net	-	73,437	23,368	216,437

Cash provided by financing activities	-	73,437	23,368	216,437

Net increase (decrease) in cash and cash equivalents during the period	(1,087,563)	(82,198)	1,107,987	(139,511)
Cash and cash equivalents
- Beginning of period	2,257,175	93,138	61,625	150,451

- End of period	$1,169,612	$10,940	$1,169,612	$10,940

Represented by
Cash	$76,962	$10,940	$76,962	$10,940
Cash equivalents	1,092,650	-	1,092,650	-

	$1,169,612	$10,940	$1,169,612	$10,940